Exhibit 99.1

Annual General Meeting of AB SKF

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 24, 2007--The Annual General Meeting of Aktiebolaget SKF (NASDAQ:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB), parent company of the SKF Group, was held in Goteborg on Tuesday, April 24, 2007, under the chairmanship of Mr Anders Scharp.

The income statements and the balance sheets of the parent company and the Group were adopted, together with the Board's proposal for distribution of surplus. The proposed dividend of SEK 4.50 per share was approved. To be entitled to receive the dividend for 2006, shareholders must be recorded in the share register on April 27, 2007.

The Meeting resolved that the Board of Directors' fee for 2007 is to be in accordance with the following:

a) A firm allotment of SEK 3,275,000 to be distributed with SEK 800,000 to the Chairman of the Board, with SEK 550,000 to the Deputy Chairman of the Board and with SEK 275,000 to each other Board member elected by a General Meeting and not employed by the company;

b) A variable allotment corresponding to the value, calculated as below, of 3,200 company shares of series B to be received by the Chairman, 2,400 company shares of series B to be received by the Deputy Chairman and 1,200 shares of series B to be received by each other Board member; and

c) An allotment for committee work of SEK 555,000 to be distributed with SEK 150,000 to the chairman of the Audit Committee, with SEK 75,000 to each of the other members of the Audit Committee and with SEK 60,000 to each of the members of the Remuneration Committee.

A prerequisite for obtaining an allotment is that the Board member is elected by a General Meeting and is not employed by the company.

When deciding upon the variable allotment, the value of a share of series B shall be determined at the average latest payment rate according to the quotations on the Stockholm Stock Exchange during the five trading days after publication of the company's press release for the financial year 2007.

The following Board members were reelected: Mr Anders Scharp, Mr Vito H Baumgartner, Ms Ulla Litzen, Mr Clas Ake Hedstrom, Mr Tom Johnstone, Ms Winnie Kin Wah Fok, Mr Leif Ostling and Mr Eckhard Cordes. Mr Hans-Olov Olsson and Ms Lena Treschow Torell were elected as new Board members. Mr Hans-Olov Olsson is Chairman of the Association of Swedish Engineering Industries and Board member of the Confederation of Swedish Enterprise, Vattenfall AB, Lindab International AB and Hoganas AB. Ms Lena Treschow Torell is President of the Royal Swedish Academy of Engineering Sciences (IVA) and Board member of Micronic Laser Systems AB, Saab AB, AB Angpanneforeningen and Investor AB.

Mr Anders Scharp was reelected Chairman of the Board.

The Meeting approved the Board's proposal regarding principles for remuneration of Group Management.

In accordance with the Board of Directors' proposal, the Annual General Meeting 2007 resolved on an automatic redemption of shares, according to which procedure each share is to be divided into two shares (share split 2:1), of which one share will be redeemed at SEK 10 and whereby, in total, approximately MSEK 4,554 will be distributed to the shareholders in addition to the ordinary dividend distribution. As a result of the redemption of shares the company's share capital will be reduced by approximately MSEK 569. To make it possible to distribute funds in an easy and time-efficient way, the Annual General Meeting resolved to implement a bonus issue by a transfer of approximately MSEK 569 from the company's non-restricted equity to the share capital. Following implementation of these decisions, the company's share capital will amount to SEK 1,138,377,670 and the number of issued shares to 455,351,068.

The Meeting authorized the Board to decide upon the repurchase of the company's own shares for the period until the next Annual General Meeting. The authorization concerns shares of series A as well as series B. The maximum amount of shares to be repurchased, is so many shares that the company thereafter holds a maximum of 5% of all shares issued by the company. The shares may be repurchased by operations on the OMX Stockholm Stock Exchange.

The Meeting approved the proposal presented regarding the Nomination Committee.

At the Statutory Board meeting following the Annual General Meeting, Mr Leif Ostling was elected Deputy Chairman of the Board.

Gothenburg April 24, 2007

Aktiebolaget SKF (publ.)

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CONTACT: Aktiebolaget SKF
Lars G Malmer, SKF Group Communication
Tel. +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
Marita Bjork, SKF Investor Relations
Tel. +46 (0)31 337 1994
Marita.Bjork@skf.com